
02003350

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC File No.
8-44780

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:


RECEIVED
FEB 28 2002
352

Official Use Only

Firm ID No.

METROPOLITAN WEST SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)


PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

11440 San Vicente Boulevard
(No. and Street)

Los Angeles	California	90049
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig T. Carlson, Chief Financial Officer (310) 979-6331
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

	350 South Grand Avenue, Suite 200		Los Angeles	California 90071-3462
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public

OATH OR AFFIRMATION

I, Craig T. Carlson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Metropolitan West Securities, LLC (the "Company") for the year ended December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California)
) ss.
County of Los Angeles)

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2002.

Signature 2/22/02 Date

Chief Financial Officer
Title

Notary Public


ANDREA LYNN RAWITT
Commission #1251490
Notary Public - California
Los Angeles County
My Comm. Expires Jan 24, 2004

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Member's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under
Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the
date of the previous audit. (Supplemental Report on Internal Control, filed concurrently and included in the Public Report as a separate document.)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

METROPOLITAN WEST SECURITIES, LLC

(SEC I.D. No. 8-44780)


SEC MAIL
RECEIVED
FEB 28 2002
352
SECTION

STATEMENT OF FINANCIAL CONDITON
AS OF DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche


SEC MAIL
RECEIVED
FEB 28 2002
352
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Metropolitan West Securities, LLC:

We have audited the accompanying statement of financial condition of Metropolitan West Securities, LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Metropolitan West Securities, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2002

METROPOLITAN WEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 (Dollars in Thousands)

ASSETS

Cash and cash equivalents	$ 2,097
Accounts receivable - securities lending	2,496
Accounts receivable - other	287
Property and equipment, net	1,996
Due from Affiliates	559
Prepaid expenses and other assets	290
TOTAL	$ 7,725

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES -	
Accounts payable and accrued liabilities	$ 1,496
MEMBER'S CAPITAL	6,229
TOTAL	$ 7,725

See accompanying notes to financial statements.

METROPOLITAN WEST SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001 (Dollars in Thousands)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Metropolitan West Securities, LLC (the "Company") is a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Company is also a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company's customers consist of corporations, pension plans, municipalities, mutual funds, and insurance companies.

The Company is a wholly owned subsidiary of Metropolitan West Financial, Inc. Metropolitan West Financial, Inc. is a registered investment adviser under the Advisers Act. As a result of a corporate reorganization effective January 1, 2002, the Company will be 60% owned by Metropolitan West Financial, LLC, a newly created holding company, and 40% owned by other affiliated entities and individuals.

The Company's business operations are composed largely of its activities as an investment adviser, which include securities lending services and short-term cash management services. As a broker-dealer, the Company may effect securities transactions for brokerage customers; any such transactions are executed and cleared by another broker-dealer on a fully disclosed basis. The Company does not effect securities transactions as a broker-dealer for its investment advisory customers. All securities transactions for customers, whether investment advisory or brokerage customers, are effected on a delivery versus payment basis, including securities lending transactions. The Company primarily earns fees arranging securities lending transactions, and has collateral requirements in excess of 100% to mitigate counter-party default risk.

The Company's operations and activities expose it to error and/or omissions risk in fulfilling its responsibilities. The Company has errors and omissions insurance to limit this exposure.

Cash and Cash Equivalents - Cash and cash equivalents consist principally of shares of 2(a)(7) money market funds.

Property and Depreciation - Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the lives of the leases. Computer software developed or obtained for internal use is depreciated over five years.

Income Taxes - As of November 1, 2001, the Company reorganized as an LLC for federal and state tax purposes. Pursuant to this tax election, the Company has not recorded a liability for federal income tax purposes, since income taxes, if any, are the responsibility of its Members. However, the Company is subject to certain California franchise taxes imposed on such companies. Prior to November 1, 2001, the Company had elected to be treated as an S corporation using the cash basis for income tax purposes. Under federal and California laws, the taxable income or loss of an S corporation is allocated to the

shareholder. The shareholder's tax status, in turn, determines the appropriate income tax on the allocated share of taxable income or loss. Additionally, S corporations are subject to a California franchise tax of 1.5 percent of taxable income.

Estimates - The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Member's Capital - Because of differences in generally accepted accounting principles and accounting principles used for income tax purposes, Member's capital as shown on the statement of financial condition is not equivalent to the Member's tax basis in the Company.

2. PROPERTY AND EQUIPMENT

Fixed assets comprise the following:

Office equipment	$2,678
Furniture and fixtures	922
Computer software	448
Leasehold improvements	150
Total	4,198
Less accumulated depreciation	2,202
Property and equipment, net	$1,996

3. COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under the terms of operating leases. The aggregate future minimum annual noncancelable lease commitments are as follows:

Year Ending December 31	Amount
2002	$380
2003	230
2004	210
Total	$820

The Company is also allocated its proportionate share of the expenses for office facilities that are leased by Metropolitan West Financial, Inc.

4. BENEFIT PLAN

The Company has a qualified defined-contribution plan ("401(k) plan") covering substantially all of its employees. Each year, each employee may contribute up to 15 percent of pre-tax salary, up to a limit of $10.5. The Company contributes an amount equal to 25 percent of the participant's contribution, up to a limit of $2.6.

5. TRANSACTIONS WITH AFFILIATES

The Company provides certain administrative services for Metropolitan West Financial, Inc., Metropolitan West Asset Management, LLC ("Asset Management"), Metropolitan West Capital Management, LLC ("Capital Management"), and MW Post Advisory Group, LLC ("Post"). The Company is reimbursed for such services from these affiliates based on the actual cost incurred.

Certain officers and board members of the Company serve as officers and board members for Metropolitan West Financial, Inc., MW Holdings, LLC, Metropolitan West Financial, LLC, Metropolitan West Financial & Strategic Services, LLC, Metropolitan West Global Management, LLC, Post, Capital Management, and Asset Management.

The Company leases office facilities from a partnership consisting of certain shareholders of Metropolitan West Financial, Inc.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $569, which was $471 in excess of its required net capital of $98. The Company's ratio of aggregate indebtedness to net capital was 2.63 to 1 at December 31, 2001.

7. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

February 22, 2002

Metropolitan West Securities, LLC
11440 San Vicente Boulevard
Los Angeles, California 90049

In planning and performing our audit of the financial statements of Metropolitan West Securities, LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP